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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                              TRAVELOCITY.COM INC.
                           (Name of Subject Company)

                              TRAVELOCITY.COM INC.
                     (Name of Person(s) Filing Statement)

                   COMMON STOCK, PAR VALUE $0.001 PER SHARE
                        (Title of Class of Securities)

                           COMMON STOCK:  893953-109
                    (CUSIP Number of Class of Securities)

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                                ANDREW STEINBERG
                   EXECUTIVE VICE PRESIDENT, ADMINISTRATION,
                         GENERAL COUNSEL AND SECRETARY
                              TRAVELOCITY.COM INC.
                            15100 TRINITY BOULEVARD
                           FORTH WORTH, TEXAS 76155
                                (817) 785-8000
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:

                                R. BRUCE LABOON
                               RUSSELL F. COLEMAN
                            LOCKE LIDDELL & SAPP LLP
                          2200 ROSS AVENUE, SUITE 2200
                              DALLAS, TEXAS 75201
                                 (214) 740-8000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                    TRAVELOCITY.COM INC. REPORTS FILING OF
                      STOCKHOLDER CLASS ACTIONS LAWSUITS

FORT WORTH, TEXAS (March 4, 2002) -- Travelocity.com, Inc. ("Travelocity") said today that 11 lawsuits styled as stockholder class actions had been filed in response to the recent announcement by Sabre Inc. ("Sabre") that it intends to initiate a tender offer for the stock of Travelocity.

    On February 19, Sabre announced its intention to initiate, on or soon after March 5, a cash tender offer to purchase for $23 per share the approximately 30 percent stake in Travelocity that Sabre does not already own. The various stockholder lawsuits seek, among other things, to enjoin the prospective tender offer on the grounds that the price offered by Sabre is inadequate.

    The various actions filed in the Court of Chancery in the State of Delaware are JOAN FERRARI V. JEFFERY M. JACKSON, ET AL., C.A. No. 19419-NC, ESTHER SUMMER V. JEFFERY M. JACKSON, ET AL., C.A. No. 19421-NC, MAX REYNOLDS
V. JEFFERY M. JACKSON, ET AL., C.A. No. 19423-NC, ROBERT ROVNER V. JEFFERY M. JACKSON, ET AL., C.A. No. 19425-NC, CORA PEZZELLO V. JEFFREY M. JACKSON, ET AL., C.A. No. 19427-NC, DAVID ROTHSTEIN ET AL. V. TRAVELOCITY.COM, ET AL., C.A. No. 19424-NC, ALAN BEHR V. TRAVELOCITY.COM INC., ET AL., C.A. No. 19420-NC, LESLIE SUSSER V. TERRELL B. JONES, ET AL., C.A. No. 19422-NC, BURUCHA, LLC V. TRAVELOCITY.COM INC., ET AL., C.A. No. 19426-NC.

    To date two additional stockholder class action lawsuits have also been filed in state district court in Tarrant County, Texas, as JIM ROBBINS V. TRAVELOCITY ET AL., Cause No. 17-191547-02, and ANTHONY TAMBURRO V. KATHY MISUNAS ET AL., Cause No. 17-191630-02.

    As reported on February 19, 2002 the Travelocity Board of Directors has formed a special committee comprised of independent and outside directors to review and evaluate the Sabre proposal.

NOTICE FOR TRAVELOCITY STOCKHOLDERS AND INTERESTED PARTIES

    Investors, Travelocity stockholders, and other interested parties are urged to read the tender offer response documents that Travelocity expects to file with the Securities and Exchange Commission because those documents will contain important information. Investors will be able to receive such documents free of charge at the SEC's web site, www.sec.gov , or by contacting Investor Relations at Travelocity at 11500 Trinity Blvd., Fort Worth, Texas 76155, or by logging on at www.travelocity.com. Travelocity requests that stockholders defer making a determination whether to accept or reject the contemplated tender offer until they have been advised of Travelocity's position with respect to that offer.

ABOUT TRAVELOCITY.COM

    Travelocity.com (NASDAQ: TVLY), a database-driven travel marketing and transaction company, provides Internet and wireless reservations information for more than 700 airlines, more than 50,000 hotels and more than 50 car rental companies. In addition, Travelocity.com offers more than 6,500 vacation packages, tour and cruise departures and a vast database of destination and interest information. Travelocity.com employs more than 1,000 customer service professionals, has sold more than 20 million airline tickets and has more than 32 million registered members.